FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of November 2008

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On November 4, 2008, the registrant announced that it was ranked by Deloitte Israel as one of “2008 Technology Fast 50” for the second year in a row based on five-year revenue growth. Attached please find the press release.

        This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2008	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary

Tower Semiconductor Ranked by
Deloitte Israel as one of "2008 Technology Fast 50"
for the Second Year in a Row
Based on Five-Year Revenue Growth

MIGDAL HAEMEK, Israel, November 04, 2008 – Tower Semiconductor Ltd. (NASDAQ: TSEM; TASE: TSEM), an independent specialty foundry, today announced that it was selected as one of the 2008 Deloitte Israel “Technology Fast 50", a ranking of the 50 fastest growing technology companies in Israel, for the second year in a row. The program ranks Israeli technology companies based on their five-year revenue growth between 2003 and 2007.

“Making the Deloitte Technology Fast 50 is a testament to the company’s commitment to technology”, said Asher Mechlovich, partner in charge of the Deloitte Brightman Almagor Zohar Israel “Technology Fast 50" Program. “With its 276% growth rate over five years, Tower Semiconductor has proven that its leadership has the vision and determination to grow even in difficult conditions.”

The ‘Fast 50’ award recognizes Tower’s accomplishments during the past years and serves as a token of recognition to the turnaround Tower has demonstrated.

“We are honored to have been recognized as one of Israel’s fastest growing hi-tech companies for the second consecutive year”, said Russell Ellwanger, CEO of Tower. “With the recent acquisition of Jazz semiconductor, we anticipate continued top and bottom line growth as we continue taking advantage of the product offering and cost synergies and continue to focus our efforts in assuring our customers’ success.”

About Tower Semiconductor Ltd.:
Tower Semiconductor Ltd. is a pure-play independent specialty wafer foundry. Tower manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced mixed-signal & RF-CMOS, Power Management, CMOS image-sensor and non-volatile memory technologies. Through access to the process portfolio of its wholly owned subsidiary, Jazz Semiconductor, Tower offers RF CMOS, Analog CMOS, Silicon and SiGe BiCMOS, SiGe C-BiCMOS, Power CMOS and High Voltage CMOS. To provide world-class customer service, Tower maintains two manufacturing facilities in Israel with access to Jazz Semiconductor’s fab in the U.S. and manufacturing capacity in China through Jazz’s partnerships with ASMC and HHNEC. For more information, please visit www.towersemi.com and www.jazzsemi.com.

Contacts:

Tower Semiconductor
Limor Asif, + 972-4-650 6936
Limoras@towersemi.com

or:

Shelton Group
Ryan Bright, (972) 239-5119 ext. 159
rbright@sheltongroup.com